EXHIBIT 21.1

List of Subsidiaries

Name	Jurisdiction	Percentage Ownership
Mapi Pharma Holding (Cyprus) Ltd.	Cyprus	100%
Mapi Pharma HK Ltd.	Hong Kong	100%*
Mapi Pharma LAB Nanjing Co. Ltd.	China	100%*
Mapi Pharma Germany GmbH	Germany	100%*

* indirectly ownership